SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Purchases of Royal Dutch Petroleum Company (“RD”) Shares

by Shell Deutschland Oil GmbH

Shell Deutschland Oil GmbH announces that on June 9, 2005 it purchased 15.000 RD ordinary shares (“RD Shares”) at a price of Euro 48.15 per share to be used to satisfy requirements under employee share plans. Such purchases were effected outside the United States.

RD and its affiliates have been granted exemptive relief by the SEC to make purchases of RD Shares outside the offer that Royal Dutch Shell plc has made for all the outstanding RD Shares in connection with the proposed unification of RD, The “Shell”Transport and Trading Company, p.l.c. and the Royal Dutch / Shell Group of Companies under Royal Dutch Shell plc. Any such purchases of RD Shares will be made outside the United States. Further, any such purchases will comply with applicable Dutch law and the rules of Euronext Amsterdam and will be subject to price limitations based on the market price of RD Shares on Euronext Amsterdam.

The number of RD Shares in issue will not be affected by these purchases.

The Hague, June 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 10 June 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)